SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

First Quarter 2012

Earnings Release

17 May 2012

01

Earnings Release

Lisbon, Portugal, 17 May 2012

In 1Q12, consolidated operating revenues amounted to Euro 1,716 million, while EBITDA reached Euro 572 million. Consolidated EBITDA margin stood at 33.3% underpinned by the solid margin of the Portuguese telecommunication businesses, which stood at 45.2%. Net income reached Euro 56 million and basic earnings per share stood at Euro 0.07. In 1Q12, capex amounted to Euro 259 million, equivalent to 15.1% of revenues. In 1Q12, EBITDA minus capex reached Euro 313 million, while EBITDA minus capex of the Portuguese businesses amounted to Euro 193 million. In 1Q12, operating cash flow stood at Euro 113 million. Free cash flow stood at negative Euro 158 million in 1Q12, impacted by: (1) a lower operating cash flow, as working capital investment is usually higher in the first quarter of the year, reflecting the payment of the capex incurred in the fourth quarter of the previous year and the seasonality on payments of FISTEL fees in Brazil, and (2) the higher level of interest payments in the first quarter of the year compared to the remaining quarters. As at 31 March 2012, excluding the proportional consolidation of Oi and Contax, net debt adjusted for tax effect in relation to the transfer of the regulated pension plans to the Portuguese State, amounted to Euro 4,446 million, an increase compared to 31 December 2011 that reflects mainly the payment of the 2011 interim dividend amounting to Euro 185 million in 4 January 2012 (Euro 0.215 per share) and the payment relating to the LTE license. In 1Q12, cost of net debt, excluding the proportional consolidation of Oi and Contax, was 3.6%. Cost of gross debt was 4.6% in 1Q12, compared to 4.2% in 1Q11. The liquidity position excluding the consolidation of Oi and Contax and including cash, underwritten commercial paper lines and facilities, was Euro 3,407 million as at 31 March 2012.

Consolidated financial highlights (1)	Euro million

	1Q12	1Q11	y.o.y
Operating revenues	1,715.7	871.1	97.0%
Operating costs (2)	1,144.0	513.7	122.7%
EBITDA (3)	571.7	357.4	59.9%
Income from operations (4)	210.2	149.0	41.0%
Net income	56.5	129.7	(56.5)%
Capex	258.9	122.2	111.9%
Capex as % of revenues (%)	15.1	14.0	1.1pp
EBITDA minus Capex	312.8	235.2	33.0%
Operating cash flow	113.4	315.4	(64.0)%
Free cash flow (5)	(158.3)	453.5	n.m.
Adjusted net debt (6)	6,847.4	7,202.4	(4.9)%
Adjusted net debt exc. Oi and Contax (6)	4,445.8	5,149.9	(13.7)%
After-tax unfunded PRB obligations	675.5	705.6	(4.3)%
EBITDA margin (%) (7)	33.3	41.0	(7.7pp )
Adjusted net debt / EBITDA (x) (6)	2.9	2.8	0.1x
Basic earnings per share	0.07	0.15	(55.9)%
Diluted earnings per share (8)	0.07	0.15	(55.0)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income and cash-flows of these investments as from 1 April 2011.

(2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.

(3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

(5) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11).

(6) Net debt was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward.

(7) EBITDA margin = EBITDA / operating revenues.

(8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 1Q12, consolidated operating revenues increased by Euro 845 million (+97.0% y.o.y) to Euro 1,716 million, as compared to Euro 871 million in 1Q11. This increase is related to the proportional consolidation of Oi and Contax, as from 1 April 2011, and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax, which previously was fully consolidated. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 866 million, consolidated operating revenues would have decreased by 2.7% y.o.y to Euro 780 million in 1Q12, as a result of revenue decline in Portuguese telecommunication businesses (Euro 37 million) and notwithstanding revenue growth in international operations (Euro 12 million), namely MTC in Namibia (Euro 6 million), CVT in Cape Verde (Euro 4 million) and Timor Telecom (Euro 2 million).

Table 2 _ Consolidated income statement (1)	Euro million

	1Q12	1Q11	y.o.y
Operating revenues	1,715.7	871.1	97.0%
Portugal (2)	680.4	717.3	(5.2)%
Residential	176.9	169.1	4.6%
Personal	169.3	187.7	(9.8)%
Enterprise	226.0	250.5	(9.8)%
Wholesale, other and eliminations	108.2	110.0	(1.7)%
Brazil • Oi	788.4	n.a.	n.m.
Other and eliminations	246.9	153.8	60.5%
Operating costs (3)	1,144.0	513.7	122.7%
Wages and salaries	293.3	156.8	87.1%
Direct costs	295.7	124.9	136.9%
Commercial costs	124.6	72.8	71.3%
Other operating costs	430.4	159.3	170.2%
EBITDA (4)	571.7	357.4	59.9%
Post retirement benefits	14.8	12.0	22.7%
Depreciation and amortisation	346.7	196.4	76.6%
Income from operations (5)	210.2	149.0	41.0%
Other expenses (income)	11.1	7.1	55.9%
Curtailment costs, net	0.9	4.4	(80.7)%
Net losses (gains) on disposal of fixed assets	0.9	(0.1)	n.m.
Net other costs (gains)	9.4	2.8	233.9%
Income before financ. & inc. taxes	199.1	141.9	40.3%
Financial expenses (income)	96.6	(55.6)	n.m.
Net interest expenses (income)	107.6	(17.3)	n.m.
Equity in earnings of affiliates, net	(46.2)	(80.2)	(42.3)%
Net other financial losses (gains)	35.2	41.9	(15.9)%
Income before income taxes	102.5	197.5	(48.1)%
Provision for income taxes	(21.6)	(48.0)	(55.0)%
Income before non-controlling interests	80.9	149.5	(45.9)%
Losses (income) attributable to non-controlling interests	(24.4)	(19.8)	23.4%
Consolidated net income	56.5	129.7	(56.5)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011.

(2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs).

(3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.

(4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1Q12, revenues from Portuguese telecommunication businesses decreased by 5.2% y.o.y (Euro 37 million), primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 25 million, -9.8% y.o.y), impacted by pricing and consumption pressure, namely on the public administration, and by the absence of new projects in larger corporates, and (2) the decline in the Personal customer segment (Euro 18 million), as a result of lower customer revenues (Euro 12 million) reflecting challenging economic conditions, pricing pressure and lower interconnection revenues (Euro 4 million) following the regulated tariff declines. The total direct impact of regulation in revenues amounted to Euro 7 million in 1Q12, including declining MTRs and roaming prices. Excluding the impact of regulation, revenues in Portuguese telecommunication businesses would have declined by 4.2% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment (+4.6% y.o.y), namely Pay-TV and broadband revenues, which are underpinned by the solid performance and continued market share gains of Meo’s double and triple-play offers. In 1Q12, non-voice revenues in Portugal represented 49.9% of service revenues, having grown 3.9pp y.o.y. The transformation of PT’s portfolio of products and services offered to its customers and the associated changes in the revenue mix is making its performance more resilient and predictable. Other revenues in the Portuguese telecommunications businesses, including wholesale, decreased by 1.7% y.o.y (Euro 2 million), as the growth associated to the international transit traffic allowed for improved trends in wholesale, which compensated the decline in public phones and in the directories business (Euro 3 million). PT has a financial investment of 25% in the directories business, which is managed by Truvo.

In the Residential customer segment, operating revenues increased by 4.6% y.o.y in 1Q12, from Euro 169 million to Euro 177 million, showing an acceleration when compared to 4Q11 (+3.9% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. As a result of this strategy, 86.6% of residential retail revenues are originated in flat fees (+1.7pp y.o.y) and 62.5% of revenues are non-voice (+5.4pp y.o.y). Residential retail accesses or retail revenue generating units (RGUs) increased by 9.6% y.o.y, reaching 3,647 thousand, with pay-TV and broadband accesses already accounting for 54% of total residential retail accesses as at 31 March 2012. Pay-TV residential customers increased by 63 thousand, reaching 1,035 thousand, up by 26.6% y.o.y, while broadband residential customers increased by 31 thousand to 942 thousand, up by 13.3% y.o.y. Residential revenue generating units per unique customers stood at 2.0, up 9.2% y.o.y.

In 1Q12, Personal operating revenues decreased by Euro 18 million (-9.8% y.o.y) to Euro 169 million, mainly due to lower customer revenues (Euro 12 million), interconnection revenues (Euro 4 million) and equipment sales (Euro 1 million). The 8.1% y.o.y decline in customer revenues reflected the effects of challenging economic conditions, which is making customers even more focused on reducing their spending, and also reflected lower revenues from mobile broadband as customers are moving to lower value plans. Lower interconnection revenues reflected primarily the glide path of MTRs. In 1Q12, data revenues from Personal operating segment accounted for 32.7% of service revenues (+0.7pp y.o.y), as a result of the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, on the back of the commercial success of “e nunca mais acaba” and increased penetration of smartphones, which is partially offsetting the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer segment decreased by 9.8% y.o.y in 1Q12 (Euro 25 million), from Euro 251 million to Euro 226 million, penalised by the economic environment and consequent cost cutting efforts from companies and public administration and fierce competition on the mobile business. PT’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-

to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

In 1Q12, Oi’s revenues stood at Euro 788 million, equivalent to R$ 1,827 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi.

Other revenues, including intra-group eliminations, increased by 60.5% y.o.y in 1Q12 to Euro 247 million. This performance was mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), including Dedic/GPTI, and (2) the increases of 29.7% y.o.y and 16.0% y.o.y at CVT and MTC, respectively. These effects were partially offset by the contribution from Dedic/GPTI in 1Q11, that was fully consolidated until 30 June 2011 and integrated in Contax as from 1 July 2011.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 59.4% in 1Q12, while Brazil accounted for 54.5% of consolidated operating revenues.

In 1Q12, EBITDA increased by Euro 214 million (+59.9% y.o.y) to Euro 572 million, as compared to Euro 357 million in 1Q11. This increase is related to the proportional consolidation of Oi and Contax, as from 1 April 2011, and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax, which previously was fully consolidated. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 238 million, EBITDA would have decreased by 6.7% y.o.y to Euro 331 million in 1Q12, equivalent to a margin of 42.4% (+1.8pp y.o.y). EBITDA performance in the period was impacted by the revenue decline, notwithstanding a 3.6% y.o.y reduction in operating costs excluding D&A and PRBs in Portuguese telecommunications businesses and the improvement in gross margin from the residential segment in 1Q12, as a result of having achieved critical mass in the pay-TV business, higher penetration of FTTH customers and a continued focus on cost cutting.

Table 3 _ EBITDA by business segment (1)	Euro million

	1Q12	1Q11	y.o.y
Portugal	307.7	330.7	(7.0)%
Brazil • Oi	227.3	0.0	n.m.
Other	36.8	26.8	37.3%
EBITDA	571.7	357.4	59.9%
EBITDA margin (%)	33.3	41.0	(7.7pp )

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 308 million in 1Q12 (-7.0% y.o.y), equivalent to a 45.2% margin, as a result of the decline in service revenues (Euro 40 million), which have a higher operating leverage. Service revenues less direct costs declined by Euro 34 million, while EBITDA only declined by Euro 23 million, despite a higher mix of smartphone sales, as a result of a resilient focus on cost cutting and profitability of operations and notwithstanding the increase in commercial costs (Euro 7 million). Operating costs decreased by 3.6% y.o.y on the back of: (1) pay-TV having reached critical mass, which leads to lower programming costs per customer (-20% y.o.y in 1Q12); (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, promoting the usage of self-care and benefiting from fixed-mobile integration; (4) simplification of commercial offers and business processes, namely for the Personal customer segment, and (5) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid cost performance was achieved against a backdrop of strong commercial activity (net adds of pay-TV up by 50.1% y.o.y in 1Q12), which led to higher commercial costs. Excluding the effect of commercial costs, EBITDA would have decreased by 4.1% y.o.y.

In 1Q12, Oi’s EBITDA reached Euro 227 million, equivalent to R$ 527 million, corresponding to its proportional consolidation. EBITDA margin in the period stood at 28.8%.

Other EBITDA increased by 37.3% y.o.y to Euro 37 million in 1Q12 mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the 15.1% and 5.1% y.o.y growth in Timor Telecom and CVT, respectively. These effects were partially offset by the contribution from Dedic/GPTI business in 1Q11, that was fully consolidated until 30 June 2011 and integrated in Contax as from 1 July 2011.

Fully and proportionally consolidated international assets represented 49.3% of PT’s EBITDA in 1Q12. Brazilian businesses accounted for 42.1% of EBITDA in the period and fully consolidated African businesses accounted for 5.9% of EBITDA.

Post retirement benefits costs increased to Euro 15 million in 1Q12 from Euro 12 million in 1Q11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12.

Depreciation and amortisation costs increased by 76.6% y.o.y to Euro 347 million in 1Q12, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 161 million), including Dedic / GPTI, partially offset by the contribution of this business in 1Q11. Adjusting for these effects, depreciation and amortisation costs would have decreased by 3.3% to Euro 186 million in 1Q12, explained by a lower contribution from the Portuguese telecommunication businesses (Euro 8 million), namely in the mobile business due to the swap of TMN’s 2G equipment to 4G-enabled equipment, which led to an accelerated depreciation of 2G equipments in 1H11, up to 30 June 2011.

Net interest expenses increased to Euro 108 million in 1Q12 as compared to net interest gains of Euro 17 million in 1Q11, reflecting primarily the impact of the proportional consolidation of Oi and Contax, including the holding companies, in 1Q12 (Euro 66 million). Adjusting for this effect, net interest expenses would have amounted to Euro 41 million in 1Q12, an increase of Euro 59 million compared to 1Q11, reflecting: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) the impact of the increase in the average net debt from Portuguese businesses, which was lower in 1Q11 as the funds for the investments in Oi and Contax were transferred to Brazil throughout that quarter. The average cost of net debt from Portuguese operations stood at 3.6% in 1Q12, broadly in line with 1Q11.

Equity in earnings of affiliates amounted to Euro 46 million in 1Q12, as compared to Euro 80 million in 1Q11. In 1Q11, this caption includes a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 42 million in 1Q11 to Euro 46 million in 1Q12.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, decreased from Euro 42 million in 1Q11 to Euro 35 million in 1Q12, reflecting primarily lower net foreign currency exchange losses in 1Q12, mainly due to the impact of a more significant depreciation of the US Dollar against the Euro in 1Q11 on net assets denominated in US Dollars. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 1Q11 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes decreased to Euro 22 million in 1Q12, from Euro 48 million in 1Q11, corresponding to an effective tax rate of 21.1% and 24.3%, respectively. This reduction primarily reflects the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to an income tax gain of Euro 13 million, and the effect resulting from the reduction in income before income taxes from Portuguese operations. Adjusting for: (1) the proportional consolidation of Oi and Contax in 1Q12; (2) higher non-taxable interest income and equity gains in 1Q11, and (3) adjustments to income taxes of prior periods, the effective tax rate would have been 31.2% in 1Q12 and 30.8% in 1Q11.

Income attributable to non-controlling interests amounted to Euro 24 million in 1Q12, including the impact of the proportional consolidation of Oi and Contax (Euro 3 million). Adjusting for this effect, income attributable to non-controlling interests would have amounted to Euro 21 million in 1Q12, compared to Euro 20 million in 1Q11, including primarily the income attributable to non-controlling interests of the African businesses.

Net income amounted to Euro 56 million in 1Q12, compared to Euro 130 million in 1Q11. This reduction is mainly explained by: (1) the gain of Euro 38 million recorded in 1Q11 related to the completion of the disposal of the investment in UOL, and (2) an increase in interest expenses primarily related to the Euro 51 million interest obtained in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Capex

In 1Q12, capex increased by Euro 137 million to Euro 259 million, as compared to Euro 122 million in 1Q11. This increase is primarily related to the proportional consolidation of Oi and Contax, as from 1 April 2011, and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax, which was fully consolidated up to 30 June 2011. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 121 million, capex would have increased by 13.2% y.o.y to Euro 133 million in 1Q12, equivalent to 17.1% of revenues.

Table 4 _ Capex by business segment	Euro million

	1Q12	1Q11	y.o.y
Portugal	114.9	101.4	13.3%
Brazil • Oi	120.6	0.0	n.m.
Other	23.4	20.8	12.4%
Total capex	258.9	122.2	111.9%
Capex as % of revenues (%)	15.1	14.0	1.1pp

Capex from Portuguese telecommunication businesses increased by 13.3% y.o.y to Euro 115 million in 1Q12 and was directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. Capex performance reflected an increase in capex from residential segment due to an increase in customer-related capex as a result of strong customer growth in the last quarters. Additionally, capex performance also reflected the increased investments in capacity of existing 3G and 3.5G networks, namely in urban areas, and the deployment of the 4G network. PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As from April 2012, PT has a 4G coverage of 80% and aims to increase it to 90% by the end of 2012. PT is also investing in the construction of a state of the art 75.5 thousand sqm data centre, which will enable PT to enhance its value proposition to all customer segments whilst providing increased flexibility and maximising efficiency.

In 1Q12, Oi’s capex proportionally consolidated as from 1 April 2011 reached Euro 121 million, equivalent to R$279 million. The investments in the quarter were aimed at: (1) improving and expanding 2G / 3G coverages; (2) increasing coverage and speed of broadband services, and (3) strengthening telecommunication infrastructures.

In 1Q12, other capex increased to Euro 23 million, compared to Euro 21 million in 1Q11. This performance is primarily explained by the impact of the proportional consolidation of Contax in 1Q12 (Euro 5 million) and by a higher capex at CVT, in Cape Verde, that more than compensated the fully consolidation of the capex from Dedic/GPTI in 1Q11 and lower capex at MTC in Namibia and CST in São Tomé Islands.

Cash Flow

Operating cash flow decreased to Euro 113 million in 1Q12, including the impact of the proportional consolidation of Oi and Contax, as  compared to Euro 315 million in 1Q11. Operating cash flow in 1Q12 was impacted by a higher working capital investment resulting from the payments of capex incurred in 4Q11 and by the annual payment in March of the maintenance FISTEL fees in Brazil. Excluding the proportional consolidation of Oi and Contax, operating cash flow would have decreased by Euro 238 million to Euro 77 million in 1Q12, mainly due to a significant increase in working capital investment (Euro 201 million). In 1Q11, working capital divestment stood at Euro 75 million, reflecting an one off payment to suppliers in 4Q10 and in 1Q12, working capital investment stood at Euro 126 million, in line with the trend of investment in working capital in the first semester, which is recovered in the second half.

Table 5 _ Free cash flow(1)	Euro million

	1Q12	1Q11	y.o.y
EBITDA minus Capex	312.8	235.2	33.0%
Non-cash items (2)	42.5	5.3	n.m.
Change in working capital	(241.9)	74.9	n.m.
Operating cash flow	113.4	315.4	(64.0)%
Interests	(116.8)	4.2	n.m.
Net reimbursements (contributions) to pension funds	(26.4)	5.0	n.m.
Paym. to pre-retired, suspended employees and other	(35.9)	(41.1)	(12.6)%
Income taxes	(29.5)	(41.8)	(29.5)%
Dividends received	24.5	117.9	(79.2)%
Net disposal (acquisition) of financial investments	0.0	155.5	n.m.
Other cash movements (3)	(87.6)	(61.6)	42.2%
Free cash flow	(158.3)	453.5	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11).

(2) The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi.

(3) The increase in this caption reflects mainly the payments of certain legal actions at Oi and Contax in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

Free cash flow amounted to negative Euro 158 million in 1Q12, compared to Euro 453 million in 1Q11 adjusted for the cash out-flow related to the acquisition of PT’s investment in Oi and Contax (Euro 3,728 million). This reduction is primarily explained by: (1) a lower operating cash flow (Euro 202 million) as referred to above; (2) the proceeds received in 1Q11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel in 1Q11 (Euro 98 million) relating to 2009 earnings; (4) an increase in payments regarding legal actions (Euro 59 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 121 million in interest payments, reflecting the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 10 million) and an increase at Portuguese businesses related mainly to the interest received in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by lower payments of income taxes (Euro 12 million), as the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 24 million) was more than offset by higher payments at

Portuguese businesses in 1Q11 mainly related to withholding taxes on financial applications incorporated with the proceeds from the disposal of Vivo.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax, and its controlling shareholders and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,446 million as at 31 March 2012. Excluding these effects, consolidated net debt amounted to Euro 7,074 million as at 31 March 2012, as compared to Euro 6,613 million at the end of December 2011, an increase of Euro 461 million, reflecting: (1) dividends paid by PT to its shareholders (Euro 185 million), related to the 2011 interim dividend of 21.5 cents per share paid in January 2012, and by its subsidiaries to non-controlling interests (Euro 21 million); (2) the payment by TMN in January 2012 regarding the LTE license, and (3) the negative free cash flow generated in the period (Euro 158 million).

Table 6_Change in net debt	Euro million

	1Q12	1Q11
Net debt (initial balance)	6,612.8	2,099.8
Less: free cash flow	(158.3)	453.5
Acquisition of strategic investment in Oi and Contax	0.0	3,727.6
Translation effect on foreign currency debt	8.6	0.0
Interim dividends paid by PT	184.8	0.0
Changes in consolidation perimeter (Oi and Contax)	0.0	2,052.5
Other (1)	109.1	2.1
Net debt (final balance)	7,073.5	7,428.5
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1
Adjusted net debt (final balance)	6,847.4	7,202.4
Less: Net debt from Oi and Contax, inc. holding companies	2,401.7	2,052.5
Adjusted net debt exc. Oi and Contax (final balance)	4,445.8	5,149.9
Change in net debt	460.7	5,328.7
Change in net debt (%)	7.0%	253.8%

(1) In 1Q12, this caption includes the payment related to LTE license.

(2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution, which was accounted for as tax losses carried forward.

As at 31 March 2012, total consolidated gross debt amounted to Euro 11,133 million, of which 83.7% was medium and long-term and Euro 4,094 million relates to the impact of the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding this impact, gross debt would have amounted to Euro 7,039 million, of which 80.6% was medium and long-term, following the repayment of the Euro 1,300 million Eurobond issued in March 2005, and 75.1% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,407 million at the end of March 2012.

In 1Q12, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 3.6%, remaining stable when compared to 1Q11 (3.6%, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi). Cost of gross debt stood at 4.6% in 1Q12, compared to 4.2% in 1Q11 and 4.3% in 2011. As at 31 March 2012 the maturity of PT’s net debt was 5.3 years.

Post Retirement Benefits Obligations

As at 31 March 2012, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 473 million and the market value of assets under management amounted to Euro 361 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 789 million as at 31 March 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 901 million and after-tax unfunded obligations amounted to Euro 676 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 53 million as at 31 March 2012 and Euro 62 million as at 31 December 2011.

Table 7_Post retirement benefits obligations	Euro million

	31 March 2012	31 December 2011
Pensions obligations	120.7	121.6
Healthcare obligations	352.2	352.6
PBO of pension and healthcare obligations	472.9	474.1
Market value of funds (1)	(360.7)	(344.7)
Unfunded pensions and healthcare obligations	112.2	129.4
Salaries to suspended and pre-retired employees	788.5	782.5
Gross unfunded obligations from Portuguese businesses	900.7	911.9
After-tax unfunded obligations from Portuguese businesses	675.5	683.9
Gross unfunded obligations at Oi	52.5	61.7
Unrecognised prior years service gains	16.4	16.8
Accrued post retirement benefits	969.6	990.4

(1) The increase in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 17.0 million (equivalent to positive 4.9% in 1Q12), that more than offset the payments of supplements of Euro 2.0 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 11 million to Euro 901 million as at 31 March 2012, primarily as a result of salary payments to suspended and pre-retired employees and payments of healthcare expenses made during the period, amounting to Euro 36 million and Euro 5 million, respectively. These effects were partially offset by the recognition of post retirement benefits and curtailment costs (Euro 9 million) and net actuarial losses (Euro 23 million). Unfunded obligations from Oi decreased from Euro 62 million as at 31 December 2011 to Euro 53 million as at 31 March 2012, reflecting primarily a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Table 8 _ Change in gross unfunded obligations	Euro million

	1Q12	1Q11
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs (PRB) (1)	3	6
Curtailment cost	0.9	4.4
Net reimbursements (contributions) to pension funds (2)	(17.4)	5.0
Salary payments to pre-retired, suspended employees and other	(35.9)	(41.1)
Net actuarial (gains) losses	22.8	16.4
Foreign currency translation adjustments	0.0	0.0
Gross unfunded obligations (final balance)	953.3	993.3

(1) In 1Q12 and 1Q11, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 5.9 million and Euro 4.8 million, respectively.

(2) In 1Q12, this caption includes primarily contributions to pension funds made by Oi (Euro 10.7 million) and healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 5.2 million). In 1Q11, this caption includes refunds net of healthcare expenses amounting to Euro 5.6 million.

Post retirement benefits costs increased to Euro 15 million in 1Q12 from Euro 12 million in 1Q11, reflecting primarily the impact of the proportional consolidation of Oi and an increase in the cost related to the annual service of active and suspended employees that were entitled to pension benefits under PT’s pension plans that were transfered to the Portuguese State in December 2010. Net actuarial losses amounted to Euro 23 million in 1Q12 and Euro 16 million in 1Q11 and relate to Portuguese businesses. Net actuarial losses in 1Q12 include: (1) a loss of Euro 35 million related to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher payments to pre-retired and suspended employees up to retirement age, and (2) a gain of Euro 12 million corresponding to the difference between actual (+4.9%) and estimated (+1.5%) return on plan assets. Net actuarial losses recorded in 1Q11 correspond to the difference between actual (-2.2%) and estimated (+1.5%) return on plan assets.

Equity

Table 9 _ Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1Q12
Equity before non-controlling interests (initial balance)	2,828.1
Net income	56.5
Net currency translation adjustments	(33.3)
Net actuarial gains (losses), net of taxes	(17.1)
Other (1)	71.3
Equity before non-controlling interests (final balance)	2,905.4
Change in equity before non-controlling interests	77.3
Change in equity before non-controlling interests (%)	2.7%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

As at 31 March 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,905 million, an increase of Euro 77 million in 1Q12. This increase is primarily explained by a gain recorded directly in shareholders’ equity in connection with the corporate simplification of the Oi Group and the net income generated in the period. These effects more than offset the negative foreign currency translation adjustments, mainly related to the depreciation of the Brazilian Real against the Euro, and the net actuarial losses recognised in the period.

Consolidated Statement of Financial Position

Total assets and liabilities decreased from Euro 23.2 billion and Euro 19.4 billion as at 31 December 2011 to Euro 21.5 billion and Euro 17.9 billion as at 31 March 2012, respectively, reflecting primarily the repayment of the Euro 1,300 million Eurobond issued in March 2005 and the 2011 interim dividend of Euro 0.215 per share paid in January 2012 (Euro 185 million).

Table 10 _ Consolidated statement of financial position	Euro million

	31 March 2012	31 December 2011 restated
Cash and equivalents	4,059.6	5,668.1
Accounts receivable, net	1,871.4	1,936.3
Inventories, net	147.7	133.5
Judicial Deposits	1,132.9	1,084.1
Financial investments	565.2	556.3
Intangible assets, net	5,543.6	5,629.8
Tangible assets, net	6,181.5	6,228.6
Accrued post retirement asset	14.0	13.6
Other assets	536.4	579.5
Deferred tax assets and prepaid expenses	1,424.1	1,346.5
Total assets	21,476.4	23,176.4
Accounts payable	1,216.2	1,446.2
Gross debt	11,133.1	12,281.0
Accrued post retirement liability	983.7	1,004.1
Other liabilities	3,297.0	3,337.9
Deferred tax liabilities and deferred income	1,316.0	1,365.1
Total liabilities	17,946.0	19,434.2
Equity before non-controlling interests	2,905.4	2,828.1
Non-controlling interests	625.0	914.1
Total shareholders’ equity	3,530.4	3,742.2
Total liabilities and shareholders’ equity	21,476.4	23,176.4

03

Operational Review

Portuguese Telecommunication Businesses

In 1Q12, the Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing by 6.6% y.o.y to 4,880 thousand (net additions reached 85 thousand) and mobile customers were up by 0.6% y.o.y to 7, 457 thousand (14 thousand net additions).

Table 11 _ Portuguese operating data

	1Q12	1Q11	y.o.y
Fixed retail accesses (‘000)	4,880	4,578	6.6%
PSTN/ISDN	2,629	2,683	(2.0)%
Broadband customers	1,141	1,019	11.9%
Pay-TV customers	1,111	876	26.9%
Mobile Customers (‘000)	7,457	7,414	0.6%
Postpaid	2,449	2,304	6.3%
Prepaid	5,008	5,110	(2.0)%
Net additions (‘000)
Fixed retail accesses	85	52	64.3%
PSTN/ISDN	(19)	(12)	(56.4)%
Broadband customers	35	18	94.8%
Pay-TV customers	69	46	50.1%
Mobile Customers	14	(5)	n.m.
Postpaid	71	14	n.m.
Prepaid	(58)	(19)	(202.9)%
Data as % of mobile service revenues (%)	31.1	26.9	4.2pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 1Q12, pay-TV customers were up by 26.9% y.o.y to 1,111 thousand, a strong performance representing net additions of 69 thousand in 1Q12 (+50.1% y.o.y and +1.4% q.o.q). The level of net adds observed in 1Q12, was the highest in the past nine quarters (4Q11: 68 thousand; 3Q11: 55 thousand; 2Q11: 44 thousand; 1Q11: 46 thousand; 4Q10: 61 thousand; 3Q10: 67 thousand; 2Q10: 57 thousand, and 1Q10: 65 thousand), clearly confirming the continued success and the attractiveness of Meo in the Portuguese market. This strong performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 11.9% yo.y to 1,141 thousand (35 thousand net adds in 1Q12). PT’s triple-play customers (voice, broadband and pay-TV) grew by 32.0% y.o.y having reached 728 thousand in 1Q12 (+49 thousand net adds in the quarter).

Mobile customers benefited from a solid performance of postpaid customers, which grew by 6.3% y.o.y (71 thousand net adds in 1Q12). The “e nunca mais acaba” tariff plan, which reached 885 thousand customers in 1Q12, as well as the wireless broadband customers, also continued to show solid growth trends.

Residential

In 1Q12, retail net additions reached 89 thousand, as a result of the growth of the pay-TV service, which accounted for 63 thousand net additions, bringing the total pay-TV residential customers to 1,035 thousand (up by 26.6%

y.o.y). Fixed broadband net additions in the quarter stood at 31 thousand, with the residential broadband customer base growing by 13.3% y.o.y to 942 thousand. Residential PSTN/ISDN lines stood at 1,669 lines, with net losses of 5 thousand in 1Q12, impacted by aggressive commercial offers by the main competitor in the low end segment. Residential revenue generating units per unique customers stood at 2.0, up by 9.2% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 3.2% y.o.y to Euro 31.5. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors on voice promotions and low-end offers.

Table 12 _ Residential operating data

	1Q12	1Q11	y.o.y
Fixed retail accesses (‘000)	3,647	3,328	9.6%
PSTN/ISDN	1,669	1,679	(0.6)%
Broadband customers	942	831	13.3%
Pay-TV customers	1,035	818	26.6%
Unique customers	1,869	1,862	0.4%
Net additions (‘000)
Fixed retail accesses	89	71	25.3%
PSTN/ISDN	(5)	6	(170.1)%
Broadband customers	31	22	40.8%
Pay-TV customers	63	43	46.7%
ARPU (Euro)	31.5	30.5	3.2%
Non-voice revenues as % of revenues (%)	62.5	57.1	5.4pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, video-on-demand and games and music on demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Looser). Meo also offers advanced and customised interactive applications across multiple widgets available through the “blue button” on the Meo remote control and covering areas such as: (1) News, including a personalised newscast app, developed in partnership with RTP, and the application Sapo Kiosk; (2) Sports, including a football app, a surf app, and specific sports channel apps such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service, a radio streaming app and a karaoke app; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies, and several others, and (6) Personal content, including the online photo storage app.

In February 2012, Meo took another innovative step by launching “Meo Kanal”, a service that brings the social network experience to the TV and thus creates a network effect on a pay-TV service. Meo Kanal allows customers to produce, edit and share multimedia content on television, through their own TV channel. Channels can be accessed through the “green button” on the Meo Remote control. Meo Kanal allows customers to create free private channels, requiring an access PIN that is shared only among family members, friends or any other desired group, or public channels, accessible to the whole Meo community. This innovative application has already surpassed the 10,000 channel mark.

Operating revenues in the Residential customer segment reached Euro 177 million, up by 4.6% y.o.y, showing acceleration when compared to 4Q11 (+3.9% y.o.y). This is a noteworthy performance that is clearly leveraged on

Meo’s commercial success, which is underpinning growth of double-play and triple-play services. As a result of this success, the weight of non-voice services in Residential stood at 62.5% in 1Q12, up by 5.4pp y.o.y and the weight of flat revenues stood at 86.6% (+1.7pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 0.9% y.o.y in 1Q12 (44 thousand net disconnections in the period) with the increase in postpaid customers (+4.9% y.o.y, 14 thousand net additions) not compensating the decline in prepaid customers (-2.1% y.o.y, 57 thousand net disconnections). TMN continued to show an improved performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The solid performance of the “e nunca mais acaba” tariff plans continued to benefit prepaid customers performance.

Table 13 _ Personal operating data

	1Q12	1Q11	y.o.y
Mobile Customers (‘000)	5,889	5,939	(0.9)%
Postpaid	1,077	1,027	4.9%
Prepaid	4,811	4,912	(2.1)%
Net additions (‘000)	(44)	(24)	(82.3)%
Postpaid	14	6	149.7%
Prepaid	(57)	(29)	(94.9)%
MOU (minutes)	91	85	7.1%
ARPU (Euro)	8.8	9.6	(8.8)%
Customer	8.0	8.6	(7.1)%
Interconnection	0.8	1.0	(23.5)%
SARC (Euro)	27.1	25.4	6.8%
Data as % of service revenues (%)	32.7	32.0	0.7pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 100Mbps speed, on 4G, and offering free access to PT’s leading national Wi-Fi network.

On March 2012, PT unveiled its 4G strategy, by launching a mobile broadband offer that structurally changes the market as it: (1) allows speeds of up to 100Mbps; (2) includes access to live TV channels, through Meo Go, and to music streaming service, through MusicBox, and (3) allows to share the traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 100Mbps and monthly retail prices that start at Euro 49.99, with a 50% discount for early adopters during a 24-month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo Go service. Otherwise the Meo Go service has a retail price of Euro 7.99 per month. Also in March 2012, as part of a strategic focus on innovation, TMN announced a new mobile payment service, branded “TMN Wallet”, which allows customers to pay small purchases through one of the following means: (1) SMS; (2) USSD; (3) NFC — Near Field Communication, and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently under a trial period.

In 1Q12, customer revenue in the Personal segment declined by 8.1% y.o.y to Euro 142 million, showing a broadly stable performance when compared to 2H11 (4Q11: -7.7% y.o.y; 3Q11: -6.8% y.o.y; 2Q11: -8.9% y.o.y, and 1Q11: -9.4% y.o.y). This performance was impacted by economic conditions, which are being translated to lower consumer confidence and continuous pricing aggressiveness both in voice and wireless broadband. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband and price competition, and notwithstanding the growth of “internetnotelemóvel” revenues, particularly in prepaid services. Service revenues in the Personal customer segment declined by 9.8% in 1Q12, as a result of the decline in interconnection revenues (-24.3% y.o.y to Euro 14 million in 1Q12), which reflect the regulated declines in MTRs. ARPU of the personal segment stood at Euro 8.8 (-8.8% y.o.y). The weight of non-voice revenues in service revenues stood at 32.7% in 1Q12 (+0.7pp y.o.y), reflecting a higher popularity of smartphones and higher penetration of mobile Internet services like “internetnotelemóvel” as referred to above. Personal revenue trends slightly improved (-9.8% y.o.y in 1Q12, -10.7% y.o.y in 4Q11 and -10.8% y.o.y in 3Q11).

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). In the SME segment, the main strategic priority during 2011 was to increase the commercial proactivity focusing on the growth of core products.

During 1Q12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Table 14 _ Enterprise operating data

	1Q12	1Q11	y.o.y
Fixed retail accesses (‘000)	1,039	1,099	(5.5)%
PSTN/ISDN	769	856	(10.2)%
Broadband customers	197	186	5.6%
Pay-TV customers	74	57	30.3%
Retail RGU per access	1.35	1.28	5.3%
Mobile Customers (‘000)	1,504	1,406	6.9%
Net additions (‘000)
Fixed retail accesses	(48)	(17)	(174.1)%
PSTN/ISDN	(58)	(16)	(253.8)%
Broadband customers	4	(4)	203.6%
Pay-TV customers	6	3	100.2%
Mobile Customers	59	17	248.7%
ARPU (Euro)	24.4	27.0	(10.0)%
Non-voice revenues as % of revenues (%)	47.2	45.4	1.8pp

Operating revenues of the Enterprise customer segment declined by 9.8% y.o.y to Euro 226 million, penalised by the economic environment as (1) large corporates are focusing on cost reductions, which translate to price and consumption pressure, and are also avoiding significant investments in new projects, and (2) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 1Q12, non-voice services represented 47.2% of Enterprise retail revenues, up by 1.8pp y.o.y.

Consolidated financial performance in Portugal

In 1Q12, revenues from Portuguese telecommunication businesses declined by 5.2% y.o.y to Euro 680 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 25 million and Euro 18 million, respectively), against challenging economic conditions, and lower revenues from the directories business (Euro 3 million), that more than compensated the 4.6% y.o.y increase in the Residential customer segment (Euro 8 million). In 1Q12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 6 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 4.2% y.o.y in 1Q12.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain margins above 45%.

Table 15 _ Portuguese telecommunication operations income statement(1)	Euro million

	1Q12	1Q11	y.o.y
Operating revenues	680.4	717.3	(5.2)%
Residential	176.9	169.1	4.6%
Service revenues	173.2	166.2	4.2%
Sales and other revenues	3.8	2.9	29.2%
Personal	169.3	187.7	(9.8)%
Service revenues	155.2	172.0	(9.8)%
Customer revenues	141.6	154.0	(8.1)%
Interconnection revenues	13.6	18.0	(24.3)%
Sales and other	14.1	15.7	(10.1)%
Enterprise	226.0	250.5	(9.8)%
Wholesale, other and eliminations	108.2	110.0	(1.7)%
Operating costs	372.7	386.7	(3.6)%
Wages and salaries	60.3	62.8	(4.0)%
Direct costs	115.6	121.6	(5.0)%
Commercial costs	71.7	65.0	10.3%
Other operating costs	125.1	137.2	(8.8)%
EBITDA (2)	307.7	330.7	(7.0)%
Post retirement benefits	13.3	12.0	10.4%
Depreciation and amortisation	166.9	175.2	(4.7)%
Income from operations (3)	127.5	143.5	(11.1)%
EBITDA margin	45.2%	46.1%	(0.9pp )
Capex	114.9	101.4	13.3%
Capex as % of revenues	16.9%	14.1%	2.8pp
EBITDA minus Capex	192.8	229.3	(15.9)%

(1) Operations in Portugal include former wireline and TMN.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1Q12, operating costs excluding D&A declined by 3.6% y.o.y (Euro 14 million) to Euro 373 million against a backdrop of intense commercial activity. Wages and salaries declined by 4.0% y.o.y (Euro 3 million) to Euro 60 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higher efficiency levels in certain internal processes, and (3) lower personnel costs as a result of the restructuring plan implemented in 4Q11. Direct costs were down 5.0% y.o.y in 1Q12 (Euro 6 million) to Euro 116 million, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs; (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools. In 1Q12, notwithstanding strong customer growth, programming costs increased only by 1.1% y.o.y to Euro 32 million, while programming costs per customer declined by 20.4% y.o.y. Commercial costs increased by 10.3% y.o.y in 1Q12 (Euro 7 million) to Euro 72 milion, reflecting increased commercial activity (net adds of pay-TV up by 50.1% y.o.y in 1Q12). Other operating expenses decreased by 8.8% y.o.y in 1Q12 to Euro 125 milion, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower supplies and external services. Structural costs benefits of the FTTH network and the extensive field force transformation programme are now visible with improved quality of service and lower cost structure.

In 1Q12, EBITDA in Portugal stood at Euro 308 million (-7.0% y.o.y) with a margin of 45.2% (-0.9pp y.o.y), reflecting a very solid focus on cost cutting and profitability. EBITDA performance reflected the decline in service revenues (Euro 40 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 34 million, while EBITDA only declined by Euro 23 million. This robust performance was achieved against a backdrop of strong commercial activity as referred to above. Excluding commercial costs, EBITDA would have decreased only by 4.1% y.o.y.

In 1Q12, capex increased by 13.3% y.o.y to Euro 115 million, while customer related capex stood at Euro 50 million (+15% y.o.y), representing 44% of total capex in Portugal, as a result of customer growth in the last quarters in the residential segment that more than compensated lower unitary equipment costs. Infrastructure capex was up by 30% y.o.y to Euro 50 million as a result of: (1) investment in new technologies, including the FTTH rollout related to the increase of fibre customers penetration; (2) increased coverage of TMN’s base stations with fibre, and (3) the deployment of 4G network. EBITDA minus capex in 1Q12 stood at Euro 193 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s LTE networks in 2012. Capex in the Portuguese telecommunications business should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segment, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to improve market share, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganization, the company is also implementing a more aggressive commercial strategy, implementing regional commercial structures, restructuring its distribution network and stepping up investments in network and innovation.

In 1Q12, Oi’s revenue generating units (RGUs) stood at 70,826 thousand, up by 7.2% y.o.y, including: 17,850 thousand residential RGUs (-2.3% y.o.y), 44,106 thousand personal mobile customers, which grew by 12.2% y.o.y and 8,112 thousand enterprises RGUs, up by 5.5% y.o.y.

Table 16 _ Oi operating data

	1Q12	1Q11	y.o.y
Residential RGUs (‘000)	17,850	18,266	(2.3)%
Fixed lines	12,841	13,925	(7.8)%
Fixed broadband	4,614	3,999	15.4%
Pay-TV	396	341	16.1%
ARPU (R$)	63.1	65.7	(4.0)%
Personal Mobility RGUs (‘000)	44,106	39,294	12.2%
Prepaid customers	38,536	34,634	11.3%
Postpaid customers + Oi controle	5,570	4,660	19.5%
ARPU (R$)	21.3	20.7	2.9%
Enterprises RGUs (‘000)	8,112	7,690	5.5%
Fixed lines	5,192	4,998	3.9%
Broadband	535	514	4.1%
Mobile	2,385	2,178	9.5%
Other (‘000)	757	824	(8.1)%
RGUs (‘000)	70,826	66,074	7.2%

In 1Q12, in the residential segment, Oi showed a deceleration in the trend of line loss and an aceleration of broadband and pay-TV growth, which contributed to the turnaround of the historical wireline trends. This performance was achieved on the back of: (1) restructuring of fixed tariff plans; (2) strengthening of convergent offers, and (3) increased broadband speeds.

The restructuring of Oi’s residential offer is aimed at improving the attractiviness and competitiviness of its fixed service, namely when compared to mobile offerings, by providing additional benefits to customers. This comprehensive restructuring included: (1) more competitive tariff plans, providing unlimited fixed calls to other Oi mobile and fixed customers; (2) introduction of optionality to have unlimited long distance calls; (3) increased bandwidth in the fixed broadband offers (“Oi Velox”), offering download speeds up to 20Mbps; (4) the launch of more comprehensive and competitive broadband plans, namely “Oi Internet Total”, launched in 4Q11, which includes fixed (“Oi Velox”) and mobile broadband (“Oi Velox 3G”) and WiFi access (“Oi WiFi”); (5) rollout of convergent offers, namely “Oi Conta Total”, with new pricing plans, launched in 4Q11, including fixed services and data plans for the mobile phone and the mobile broadband offer “Velox 3G”, and (6) the strenghtening of Oi’s TV offering, including additional content, namely the free-to-air Globo TV, the Globosat channels, Brazilian soccer through Premiere FC, and other entertainment channels.

These initiatives are already reflected in Oi’s performance in 1Q12. The average internet bandwidth in 1Q12 stood at 2.6 Mbps (+37% y.o.y) and 24.1% of fixed broadband customers already have offers with speeds of more than 5 Mbps, as compared to 23.8% in 4Q11. Additionally, approximately 50% of the customers with more than 5Mbps, already have speeds higher than 10 Mbps. In effect, notwithstanding increased penetration of fixed broadband, the weight of customers that have higher speeds (more than 5 Mbps) continues to increase. As a result of the increased attractiveness of Oi’s convergent offer, “Oi Conta Total” reached 1,632 thousand active customers (+5.4% as compared to 4Q11). Oi’s residential broadband customers reached 4,614 thousand (+15.4% y.o.y and 4.6% q.o.q) and the total number of fixed broadband customers (residential plus corporate and SMEs) reached 5,149 thousand customers (+14.1% y.o.y and 4.3% q.o.q). Oi’s TV customers reached 396 thousand in 1Q12 (+16.1% y.o.y and +12.8% q.o.q), with 45 thousand net adds in 1Q12.

Oi’s mobile customers stood at 46,491 thousand (+12.1% y.o.y), with net additions of 985 thousand in 1Q12 and gross additions of 5,794 thousand. In the Personal Mobility segment, Oi’s mobile customers stood at 44,106 (+12.2% y.o.y) with net additions of 843 thousand and gross additions of 5.5 million in 1Q12. Oi is focusing on postpaid growth and increasing prepaid profitability. In the Personal Mobility, postpaid customers increased by 19.5% y.o.y, reaching 5,570 thousand customers in 1Q12 (including Oi Controle), with net additions of 285 thousand. In March 2012, Oi had the highest market share of pospaid net additions in the Brazilian market. This performance was achieved on the back of strenghtening Oi’s offering by expanding its benefits, including unlimited on-net voice traffic to all pospaid plans.  During 1Q12, in the Personal Mobility, Oi focused on restructuring prepaid tariff plans, making its offering clearer and simpler to communicate, including daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS and local and long distance calls to Oi Mobile and Oi Fixed. Prepaid customers stood at 38,536 thousand, increasing by 11.3% y.o.y and representing 87.4% of Oi’s Personal Mobility customer base.

Anticipating the growth opportunity in the corporate segment, against a favourable economic backdrop, Oi established a new business area focused in this segment. In February 2012, Oi launched “Smart Cloud Oi”, becoming the first operator in Brazil to launch a cloud computing offer for the corporate segment. Oi’s enterprise customers stood at 8,112 thousand in 1Q12, increasing by 5.5% y.o.y, underpinned by fixed lines and mobile growth, data growth, namely 2G and 3G dongles, and increased leased lines.

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training to sales agents, also contributed to underpin the operational performance in the quarter accross all segments.

In 1Q12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, declined by 1.9% y.o.y to R$ 6,802 million.

Table 17 _ Oi consolidated revenues	R$ million, 100%

	1Q12	1Q11	y.o.y
Residential	2,429	2,746	(11.5)%
Personal Mobility	2,106	1,867	12.8%
Services	1,501	1,313	14.3%
Network Usage	580	550	5.5%
Sales of handsets, sim cards and others	25	4	n.m.
Enterprises	2,111	2,127	(0.8)%
Other services	155	193	(19.7)%
Pro-forma consolidated net revenues	6,802	6,933	(1.9)%

In 1Q12, Oi’s residential revenues declined by 11.5% y.o.y to R$ 2,429 million. Residential revenue performance is mainly explained by lower fixed voice revenues, on the back of declining fixed lines in service, that more than compensated the increase in broadband and pay-TV revenues, underpinned by the increase in Oi Velox and pay-TV customers base.

Oi’s personal mobility revenues stood at R$ 2,106 million, having increased by 12.8% y.o.y in 1Q12 on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher data and value added services, namely 3G service revenues, impacted by the success of the new data offers. In 1Q12, service revenues increased by 14.3% y.o.y to R$ 1,501 million.

Table 18 _Oi pro-forma income statement (1)	R$ million, 100%

	1Q12	1Q11	y.o.y
Pro-forma consolidated net revenues	6,802	6,933	(1.9)%
Pro-forma operating costs	4,789	4,948	(3.2)%
Interconnection	1,163	1,185	(1.9)%
Personnel	482	423	13.9%
Materials	27	38	(28.9)%
Cost of goods sold	57	41	39.0%
Third-Party Services	1,876	1,726	8.7%
Marketing	115	138	(16.7)%
Rent and Insurance	455	396	14.9%
Provision for Bad Debts	200	272	(26.5)%
Other Operating Expenses (Revenue), Net	414	728	(43.1)%
Pro-forma EBITDA (2)	2,012	1,985	1.4%
EBITDA margin	29.6%	28.6%	1.0pp

(1) The pro-forma data amount to the old TNL as if the takeovers had occurred on 1 January 1 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to include the amortisation of intangible assets recognised under the purchase price allocation of this investment and to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

(2) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, increased by 1.4% y.o.y in 1Q12, to R$2,012 million, with a margin of 29.6% (+1.0pp y.o.y). In 1Q12, EBITDA performance reflected primarily lower operating expenses (-3.2% y.o.y to R$ 4,789 million). In 1Q12, interconnection costs decreased by 1.9% y.o.y to R$ 1,163 million due to lower outgoing traffic, namely in the fixed segment. Provisions for bad debt decreased by 26.5% y.o.y in 1Q12, to R$ 200 million, due to an increased effectiveness in collecting, namely in the enterprises segment. This performance was achieved notwithstanding an increase in: (1) personnel costs (+13.9% y.o.y), as a result of increased staff levels and organisational reorganisation, including new regional commercial structures, as part of the strategy to improve regional operational performance as referred to above, and (2) third-party services (+8.7% y.o.y), mostly due to higher maintenance costs, aimed at improving service quality.

Other international assets

In 1Q12, other international assets, on a pro-forma basis, increased their proportional revenues by 22.1% y.o.y to Euro 125 million and increased EBITDA by 18.4% y.o.y to Euro 59 million, as a result of a solid operational and financial performance by the majority of PT’s international assets and notwithstanding a high level of penetration in some markets and foreign exchange negative impacts.

Table 19 _ Proportional income statement of other international assets (1)	Euro million

	1Q12	1Q11	y.o.y
Operating revenues	124.7	102.1	22.1%
EBITDA (2)	59.5	50.2	18.4%
Depreciation and amortisation	13.8	11.5	19.1%
Income from operations (3)	45.7	38.7	18.2%
EBITDA margin	47.7%	49.2%	(1.5pp )

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 20 _ Highlights of main assets in Africa and Asia (1Q12) (1)	Million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	466	17.6%	265	20.7%	56.9%	355	202
MTC, Namibia (3) (4)	34.00%	445	22.9%	203	7.6%	45.5%	44	20
CVT, Cape Verde (3) (4)	40.00%	2,312	21.4%	1,140	5.1%	49.3%	21	10
CST, S.Tomé & Principe (3) (4)	51.00%	70,692	(8.0)%	16,637	(13.4)%	23.5%	3	1
CTM, Macao (2)	28.00%	1,127	24.4%	326	2.4%	28.9%	108	31
Timor Telecom, East Timor (3)	41.12%	17	11.3%	9	10.3%	55.7%	13	7

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom.

(2) Equity consolidation method.

(3) Full consolidation method.

(4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1Q12, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 19.8% y.o.y and by 22.7% y.o.y, respectively, and, in USD, increased by 17.6% y.o.y and by 20.7%  y.o.y, to USD 466 million and 265 USD million. In 1Q12, Unitel presented strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and increasing the quality of its network.

In 1Q12, MTC’s revenues and EBITDA increased by 22.9% y.o.y and 7.6% y.o.y, reaching NAD 445 million and NAD 203 million, respectively. In 1Q12, EBITDA margin was 45.5%. Data revenues accounted for 22.8% of service revenues, amongst the highest in the African continent. In March 2012, MTC surpassed the 2 million customers threshold. In 1Q12, MTC focused its marketing efforts and commercial activity on: (1) launching a new campaign designed to celebrate the achievement of 2 million customers; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman.

In 1Q12, CVT’s revenues increased by 21.4% y.o.y to CVE 2,312 million, while EBITDA increased by 5.1% y.o.y to CVE 1,140 million. EBITDA margin stood at 49.3%. In 1Q12, mobile revenues were positively impacted by data and roaming revenue growth, while wireline revenues were positively impacted by broadband growth. In 1Q12, CVT launched: (1) new broadband offers to stimulate 3G network usage; (2) innovative services such as Da$aldo international (international top up) and Stika-m-saldo (airtime credit), and (3) new TV channels to strengthen further

IPTV market momentum. Broadband and IPTV customers increased significantly, representing 29.0% and 11.8% of the wireline customer base, respectively, underpinning wireline customer growth (+4.5% y.o.y).

In 1Q12, CST’s revenues decreased by 8.0% y.o.y to STD 70,692 million and EBITDA decreased by 13.4% y.o.y to STD 16,637 million. EBITDA margin stood at 23.5%. Excluding certain accounting reclassifications recognised in 2011, revenues would have increased by 4.6% y.o.y. In March 2012, CST launched its 3G services and intends to reach 90% coverage by the end of 2012. In 1Q12, São Tomé e Principe reached circa 70% of penetration of mobile services.

In 1Q12, CTM’s revenues and EBITDA increased by 24.4% y.o.y and by 2.4% y.o.y, to MOP 1,127 million and MOP 326 million, respectively. EBITDA margin stood at 28.9%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 24.3% of mobile service revenues. In 1Q12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 1Q12, Timor Telecom’s revenues and EBITDA increased by 11.3% y.o.y and by 10.3% y.o.y, to USD 17 million and USD 9 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin stood at 55.7%. At the end of March 2012, Timor Telecom reached 616 thousand mobile customers. Data revenues accounted for 17.7% of mobile service revenues. In 1Q12, Timor Telecom launched several voice and data stimulation campaigns and strengthened its distribution network.

04

Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as of 31 March 2012.

Strategic Investment in Oi

On 28 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls Oi, and CTX Participações, S.A., which controls Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controlled entities. Therefore and as allowed by IAS 31, PT proportionally consolidates the assets, liabilities and earnings of these companies, in line with the accounting policy applied in previous years. Additionally, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated through the 25.6% direct and indirect stake that PT owns in Telemar Participações, which controls and fully consolidates Oi S.A.. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which controls and fully consolidates Contax, which in turn fully consolidates Dedic/GPTI as from 1 July 2011. As such, PT’s financial statements include the proportional consolidation of the assets and liabilities of these investments as from 31 March 2011 and the related income statement as from 1 April 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax, as referrred to above.

Following the approval of Oi’s corporate simplification by the general meetings of the companies constituting the Oi group held on 27 February 2012, the previous corporate structure composed by Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom was integrated in Brasil Telecom, which was then renamed Oi S.A., and has only two share classes (common shares, ON, and preferred shares, PN). These shares are traded in the Bovespa and in the NYSE, through an ADR programme. As a result of the completion of this simplification process, PT maintains the 25.6% direct and indirect stake in the controlling holding, Telemar Participações, while PT’s direct and indirect economic position in Oi now stands at 23.3% (15.5% is held directly in Oi S.A., through ON and PN shares). PT continues to proportionally consolidate its 25.6% stake in Telemar Participações, which fully consolidates Oi.

Changes in accounting policies and estimates

Following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax completed on 28 March 2011, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, we obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, PT’s Consolidated Statement of Financial Position as of that date was restated, in order to reflect those changes as if they had been recognized on the acquisition date. Please see additional information regarding this matter, including the detailed impacts of the restatement, in Note 2 to our financial statements as of 31 March 2012.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 17 May 2012

Time: 14:00 (Portugal/UK), 15:00 (CET), 9:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 393952)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 393952)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.